NEWS RELEASE

INTEROIL COMMENCES MAILING OF MANAGEMENT
INFORMATION CIRCULAR

Annual and Special Shareholders Meeting to be held June 22, 2010, in Grand Rapids, Michigan

Cairns, Australia and Houston, TX — May 26, 2010 - InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today announced that it has commenced mailing of its Management Information Circular to shareholders in connection with its upcoming annual and special meeting.  The Circular has also been filed on SEDAR at www.sedar.com, and is available on the Company’s website at www.interoil.com

The Company also announced that five of the six current directors, Phil Mulacek, Christian Vinson, Gaylen Byker, Roger Grundy and Roger Lewis, have agreed to stand for re-election for a further term as directors of InterOil Corporation.  Director Edward Speal has advised that he will retire from the Board at the conclusion of his current term, on June 22, 2010, for personal reasons. Management of the Company proposes to nominate Ford Nicholson as a director to replace for Mr. Speal.

Ford Nicholson would be an independent director of InterOil.  Mr. Nicholson is the President of Kepis & Pobe Investments Inc., a position he has held since 2001.  Kepis & Pobe Investments Inc. specializes in facilitating international business transactions.  In addition, Mr. Ford has, since June of 2008, been a director and the Chairman of BNK Petroleum, Inc. (TSX) and was President and a director of Bankers Petroleum (U.S.) Inc. from January 2005 until August 2006.  Earlier, he was a director of Bankers Petroleum Limited (TSX; AIM) from August 2006 until October 2008.

“On behalf of the Board of Directors, I thank Mr. Speal for his significant contributions to the Company during his tenure and wish him well with his future endeavours,” said Mr. Phil Mulacek, Chairman and Chief Executive Officer.  Mr. Mulacek added, “Ford Nicholson, if elected, will be a valuable addition to our Board of Directors at this time when our Company is in the process of implementing plans to monetize its discovered resources in Papua New Guinea.  We would directly benefit from Ford’s 25 years of international project management experience.”

About InterOil Corporation
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

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FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

✓      InterOil News Release